KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP       1800 Massachusetts Avenue, NW
                                                  Suite 200
                                                  Washington, DC 20036-1221
                                                  202.778.9000
                                                  Fax 202.778.9100
                                                  www.klng.com


                                                  Mark C. Amorosi

                                                  202.778.9351
                                                  Fax 202.778.9100
                                                  mamorosi@klng.com


February 24, 2005


U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 of AXA Enterprise Funds Trust (File No. 333-122083)
      -------------------------------------------------------------------

Ladies and Gentlemen:

      We have acted as counsel to AXA Enterprise Funds Trust (the "Trust") in connection with the preparation of Post-Effective Amendment No. 1 to the Trust's above-referenced Registration Statement on Form N-14 (the "Amendment"), and we have reviewed a copy of the Amendment being filed with the U.S. Securities and Exchange Commission.

      Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.



Sincerely,


/s/ Kirkpatrick & Lockhart Nicholson Graham LLP